U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                         WALGREENS ALLIANCE BOOTS, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

[CtW Investment Group has posted the two following tweets.]

Mia Taylor @shoeinabox Dec 12
Dissident shareholders resist Boots' 9 billion pounds plan to merge with US partner Walgreens: CtW Investment Group,... http://dailym.ai/1IKLjHt
[The link is to an article by Rupert Steiner of the Daily Mail Online dated Dec. 12, 2014 entitled "Dissident shareholders resist Boots' 9 billion pounds plan to merge with US partner Walgreens."]


[CtW Investment Group logo] CtW Investment Group @CtWInvGrp Dec 12
#WAG must delay approval of Alliance Boots acquisition after CEO's departure changes core premise of merger http://ctwinvestmentgroup.com/wp-ontent/uploads/2014/12/Dec-11_Skinner.pdf . . . #corpgov
[The link is to the letter from CtW Investment Group to James E. Skinner of Walgreen reprinted below.]

                                                   CtW Investment Group


December 11, 2014


James Skinner
Chairman of the Walgreen Co. Board of Directors
Walgreen Co.
108 Wilmot Road
Deerfield, IL 60015

Dear Mr. Skinner:

In light of yesterday's abrupt change to the leadership of the proposed Walgreens Boots Alliance, WE CALL FOR THE POSTPONEMENT OF THE SPECIAL MEETING SET FOR DECEMBER 29 and the disclosure of the full succession plan to replace CEO Greg Wasson. The announcement of CEO Wasson's pending departure has further exacerbated the conflicts of interest present at Walgreen Co. Specifically, it raises the question of who is the true acquirer in a deal where Stefano Pessina is set to run Walgreen while also receiving a handsome premium for his share of Alliance Boots GmbH - without Walgreen shareholders having had a vote so far. WE THEREFORE ALSO ASK THAT YOU PROVIDE OUTSIDE SHAREHOLDERS WITH AN INDEPENDENT VOTE on whether to issue the shares necessary to complete the Alliance Boots transaction. Without any further clarity or investor protections, yesterday's dramatic development only reinforces our view that the full acquisition of Alliance Boots is unnecessary, risky and overvalued and should be opposed by shareholders.

The CtW Investment Group works with union-sponsored pension funds in order to enhance long-term shareholder value through active ownership. These funds have over $250 billion in assets under management and are substantial Walgreen shareholders.

Yesterday's announcement is a game-changer impacting the core premises on which this merger was proposed. Although Walgreen shareholders are paying a premium to acquire Alliance Boots, it seems now more than ever the case that Alliance Boots' owners and management will be the dominant forces in the combined company. Further, while we were promised a smooth transition, aided by two-years of integration, shareholders are now expected to vote on the costly and risky acquisition of Alliance Boots without knowing who will lead the challenging integration of these two companies and achieve the speculative synergies of the second step of this transaction. This is particularly troubling coming, as it does, on the heels of the sudden departure of former CFO Wade Miquelon, and the controversy over the downgrading of the combined company's FY2016 earnings. A postponement of the special meeting is essential if shareholders are to be able to evaluate the impacts of this sudden upheaval and its consequences for the leadership and control of the company's direction.

The latest events also throw into sharp relief Mr. Pessina's conflicts of interest, as a board member and shareholder on both sides of the second step of the transaction. To ensure a fair and transparent shareholder vote on the issuance of shares to complete the acquisition of Alliance Boots by Walgreen (Voting Item 2), we request that the vote be contingent not only on an affirmative majority of the votes cast, but also on an affirmative majority of unaffiliated shares cast. The latter is to exclude the approximately 8% of the outstanding shares of the company held

               1900 L Street, NW Suite 900 Washington, DC 20036
                               202-721-6060
                         www.ctwinvestmentgroup.com
by Mr. Pessina, KKR & Co. and their investors. The urgency of this request stems from the following concerns:

 - The influence exerted by Mr. Pessina and KKR on Walgreen's internal processes after the first step of this transaction, now evidenced by Mr. Pessina's apparent takeover;
 - The substantial consideration both Mr. Pessina and KKR stand to gain by shareholder approval of the acquisition; and
 - The lack of information about what Mr. Wasson's departure could mean for any combined company, on top of inadequate disclosure regarding the decision-making process for this transaction.

Independent shareholders of this company should be heard without dilution from insiders or affiliated shareholders. To date, independent, long-term shareholders have not had significant input into the transaction, even as Mr. Pessina and KKR have had ample opportunities to express their views, shape the negotiation of the deal and to influence Walgreen's decision to go ahead with the transaction.

If you are confident that the outcome of this transaction will create value for all shareholders, you should not hesitate to implement our requests and provide additional information that will ensure proper consideration by all shareholders about the future of the company.

Sincerely,

/s/

Dieter Waizenegger
Executive Director


CC: Dominic Murphy, Stefano Pessina